INDIANA
WASHINGTON D.C.
CHINA
February 22, 2007
VIA EDGAR AND FACSIMILE
William Friar
Senior Financial Analyst
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Integra Bank Corporation
Registration statement on Form S-4 filed January 17, 2007
File No. 333-140044
Dear Mr. Friar:
          On behalf of Integra Bank Corporation, we enclose for filing, via direct transmission to the EDGAR System of the Securities and Exchange Commission, Amendment No. 1 to Integra’s Registration Statement on Form S-4, including exhibits. The enclosed Amendment No. 1 is marked against the version that was filed via EDGAR on January 17, 2007.
          Changes included in the enclosed Amendment No. 1 are largely in response to the Commission’s comment letter dated February 16, 2007 addressed to Martin M. Zorn. We have filled in the information and provided all of the exhibits that were not included in the original filing. In addition, as explained further below, we have added information based on an expected date for the Prairie stockholder meeting of March 30, 2007. For the sake of convenience, we have reproduced each comment below with our response thereto following each such comment. We did not change the references to page numbers contained in your comments.
          Two courtesy copies of this letter and the filing are also being delivered to David Lyon.
What will I receive...,page iv
1.	Comment: Please disclose whether or not the treatment as a taxable sale requires approval of the merger agreement by all Prairie shareholders. Note also in the body of the text where you have similar disclosure.

Response: We disclosed in the response to the fourth question on page iv, the third question on page v and in the body of the text on page 64 that treatment of the merger as a taxable sale will not require approval of the merger agreement by all Prairie stockholders; however, the taxable treatment does require that every Prairie stockholder must provide the required election form.

Securities and Exchange Commission	-2-	February 22, 2007
2.	Comment: Where appropriate, please disclose the total number of current Prairie shareholders and the number already known to be voting in favor of the merger. Please disclose whether or not Prairie is aware of any shareholder who does not intend to make the taxable sale election.

Response: The disclosure has been revised, where appropriate, to include the total number of current Prairie shareholders and the number already known to be voting in favor of the merger. The disclosure has been further revised to indicate that Prairie is not aware of any shareholder that does not intend to make the taxable sale election.

3.	Comment: In the summary and in the body of the text, please explain why the merger terms are different based upon the tax treatment used.

Response: The summary and the body of the text have been revised to explain that the tax benefits that can result from a Section 338(h)(10) election have value to Integra which is why the amount of the merger consideration will be reduced if such an election is not made.
What vote of Prairie stockholders is required to approve the merger agreement?, page v
4.	Comment: Please disclose that the merger cannot be completed unless both measures for shareholder consideration are approved. We note your explanation for this at the top of page vii.

Response: We have disclosed on several locations, including page v, that the merger cannot be completed unless both measures for shareholder consideration are approved.
Where does Integra common stock trade?, page vi
5.	Comment: We note your later statement that there is no established market for Prairie shares. Please disclose whether or not management is aware of any Prairie sales, and if it is, what the sales prices were. If Prairie management is not aware of any such prices please disclose this in the summary and in the body of the text.

Response: We have disclosed in the summary and in the body of the text that management is not aware of any sales of Prairie stock. We would also point out that the stockholders agreement (the termination of which is one of the matters that is being submitted to a vote) expressly prohibits transfers except in limited circumstances.

Securities and Exchange Commission	-3-	February 22, 2007
Merger Consideration, page 2
6.	Comment: Please summarize the practical differences to ordinary shareholders between the two tax treatments. In clear, plain English, explain the effect upon a shareholder of each treatment and the effect upon the transaction if the shareholder makes the election, but another shareholder does not.

Response: We have revised the disclosure in the summary and the body of the text to explain the practical differences to shareholders between the two tax treatments and their effects on Prairie shareholders. We have further clarified that, if any shareholder does not make the taxable sale election, the transaction will be treated as a tax-free reorganization.
Treatment of Options, page 2
7.	Comment: Please disclose the reasons for these option changes. Also, where you discuss the development of the merger terms, beginning on page 44, please describe the background and the reasons for these changes in more detail.

Response: We have provided additional disclosure on these option changes and have expanded the “Background of the Merger” section to address the negotiation of this issue.
Interest of Prairie Directors...,page 4
8.	Comment: Please quantify the significant interests of management including, for example, the current value of the restricted shares, the value of options to be cashed out and the terms of employment agreements.

Response: We have expanded the disclosure of the interests of Prairie management.

9.	Comment: Please disclose here and in the body of the text the positions expected to be held, if any, in the continuing company by Prairie’s current officers.

Response: We have disclosed here and in the body of the text the positions to be held in the continuing company by Prairie’s executive officers.

10.	Comment: We note from later in the filing that two Prairie directors will become directors of Integra. Please name these persons here and identify any other significant changes in the management of Integra in the summary where appropriate.

Securities and Exchange Commission	-4-	February 22, 2007
Response: We have named the two Prairie directors who will become Integra directors here and have indicated, where appropriate, that the only other significant change in the management of Integra is that Prairie’s chief executive officer will be appointed an executive officer of Integra.
Tax Reimbursement Agreement, page 5
11.	Comment: Disclose whether or not these persons will be compensated for their participation, with quantification if they will. Also, discuss the development of this arrangement in more detail in the body of the text beginning on page 44.

Response: We have disclosed that no person will be compensated for their participation in the tax reimbursement agreement and have discussed the development of this arrangement in more detail in “Background of the Merger.”
Comparative Per Share Data, page 9
12.	Comment: Please revise to disclose the conversion ratio used to calculate the Prairie equivalent pro forma combined amounts.

Response: We have disclosed that we used the conversion ratio of 5.914 shares of Integra common stock for each share of Prairie stock to calculate the Prairie equivalent pro forma combined amounts.

13.	Comment: Include a new foot note to explain that the amounts in Prairie Equivalent Pro Forma Combined were calculated by multiplying the amounts in Integra Pro Forma Combined by 5.914.

Response: A new footnote (2) has been included to explain the calculation of the Prairie Equivalent Pro Forma Combined amounts.
Pro Forma Condensed Combined Financial Information, page 15
14.	Comment: Please revise to disclose in a footnote to the pro forma financial statements any material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in income within the 12 months succeeding the transaction. Clearly indicate that these items were not included in the pro forma financial information. Refer to Rule 11-02(b)(5) of Regulation S-X.

Securities and Exchange Commission	-5-	February 22, 2007
Response: A new footnote (m) has been added to disclose the expenses that will be incurred and included in income within 12 months following the transaction and to indicate more clearly that these expenses were not included in the pro forma financial information.
Background of the Merger, page 44
15.	Comment: You reference “several additional financial institutions” at the bottom of page 44. Please disclose whether the other companies besides Integra were contacted and what became of those discussions.

Response: We have revised the disclosure to make it clear that the other companies referred to were initially contacted by Hovde at Prairie’s direction but that Prairie’s board decided not to pursue negotiations with any of those companies because it believed Integra was the strongest potential partner for a strategic transaction.
16.	Comment: If Prairie only obtained the one offer from Integra, please disclose why it did not obtain any additional offers.

Response: We have disclosed why Prairie did not seek additional offers from parties other than Integra.
17.	Comment: Please disclose whether the $115-120 referenced in the fourth paragraph was communicated outside the board. We note the Integra offer the next day.

Response: We have disclosed that the price range referred to was not communicated outside the board, senior management and Integra’s advisors.
18.	Comment: Please describe what was being negotiated between August 17 and October 5 and how these negotiations proceeded, with quantification as material. We note, for example, the variable exchange structure, changes in outstanding options, agreements with officers and directors and guarantees from principal Prairie shareholders.

Response: We have expanded the disclosure of the negotiations of key issues in “Background of the Merger,” including the negotiations between August 17 and October 5.
19.	Comment: Give the final aggregate price or prices agreed to.

Response: We have disclosed the final aggregate price agreed to.

Securities and Exchange Commission	-6-	February 22, 2007
Prairie’s Reasons for the Merger, page 46
20.	Comment: Please indicate the pros and cons that the Prairie board identified as reasons for and against the merger. If there were not negative factors, please say so.

Response: We have revised the description of Prairie’s reasons for and against the merger, including the negative factors the Prairie board considered.

21.	Comment: Where appropriate, identify any analysis by Hovde which the board found unsupportive of its overall determination of fairness. If there were such unsupportive factors, explain how the board reconciled such finding with its own overall conclusion.

Response: See the response to Comment 23 below.
Opinion of Financial Advisor...,page 48
22.	Comment: We note the third paragraph disclosure about compensation. Please quantify and describe the extent of any other employment and compensation received by Hovde from Prairie during the past two years.

Response: We have disclosed that, other than the engagement relating to this transaction, Hovde has not been employed by or received any compensation from Prairie during the past two years.

23.	Comment: Please disclose any evaluation techniques that in Hovde’s opinion did not support its overall conclusion or state that there were none.

Response: We have disclosed that there were no evaluation techniques employed by Hovde that did not support its conclusion.
Material Federal Income Tax Consequences...,page 62
24.	Comment: Please revise the discussion at Merger as a Taxable Sale and at Merger as a Reorganization to clarify that the text of both reflects the opinion of Crowe Chizek and that the opinion is included in full as an exhibit to this filing. If you do not believe that an opinion is required for both scenarios, please advise us why this is the case.

Response: To clarify, Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP, counsel to Prairie, is providing the opinion to the effect that the tax discussion in the proxy statement/prospectus that is part of this registration statement is an accurate summary of

Securities and Exchange Commission	-7-	February 22, 2007
applicable United States federal income tax law. Their opinion and consent is included as an exhibit to the filing.

In the event that the taxable sale election is not made, Crowe Chizek & Company LLC will, as required by the merger agreement, be required to provide an opinion to Prairie at the closing of the transaction that it will constitute a tax-free reorganization.
Prairie Financial Corporation Report of Independent Auditors, page D-1
25.	Comment: Please request the independent auditors to revise their report to state that their audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as opposed to auditing standards generally accepted in the United States of America. Refer to SEC Release No. 34-49707.

Response: We discussed with Mr. Volley on February 22, 2007, the informal guidance provided by the staff on June 15, 2004 (following the issuance of Release No. 34-49707). Based on that guidance we believe that, in the circumstances presented here—Prairie is a non-issuer entity whose financial statements are included in Integra’s registration statement on Form S-4 as the target—the auditors’ report for Prairie need not refer to PCAOB standards.
          As we discussed with Mr. Lyon on February 22, 2007, the timing of this transaction is such that, unless the registration statement becomes effective on or prior to March 2, 2007, the parties will have to consider whether to amend the merger agreement to extend the “fall away” date which is March 31. As reflected in the amendment, we expect that the Prairie stockholders meeting will be held March 30, 2007, which is the latest possible date under the current terms of the merger agreement. We are enclosing an acceleration request from our client requesting that the registration statement be declared effective on March 1, 2007. The request for acceleration also contains the confirmations you requested.
          If we may be of assistance in answering questions which may arise in connection with the enclosed, please call the undersigned at (317) 569-4882 or in his absence, Maxwell N. Barnes at (317) 569-4880.

Very truly yours,

/s/ David C. Worrell
cc:	David Lyon
Martin M. Zorn